Exhibit 99.1

Tufin Announces Fourth Quarter and Full Year 2021 Results

Fourth quarter revenue of $35.8 million increased 16% year-over-year
Fourth quarter GAAP operating loss of $3.1 million and non-GAAP operating income of $0.1 million
Full year revenue of $110.9 million increased 10% year-over-year
Full year GAAP operating loss of $36.3 million and non-GAAP operating loss of $22.4 million

Boston, MA and Tel Aviv, Israel – February 10, 2022- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the fourth quarter and the year ended December 31, 2021.

“I am pleased to report another strong quarter, bolstered by healthy growth in new logos, as well as continued momentum in our land-and-expand with existing customers,” said Ruvi Kitov, Tufin’s CEO and Co-Founder. “We signed a record number of larger deals, including our most significant deal in the last three years. Full year revenues were a record $110.9 million, with subscriptions representing approximately 56% of new license bookings for the year, positioning us well in our transition to a subscription-based model. We made significant progress strengthening our sales team, improving our lead generation efforts, signing new logos, and adding subscription-based services.”

Kitov continued, “We are experiencing increased awareness of security breaches and corporations are allocating more resources to implement policy-driven automation to address the security threats of tomorrow. We are proud of the progress we’ve made as we reach the one-year mark of announcing the transition to subscription, and are continuing to execute on our strategic objectives in 2022.”

Financial Highlights for the Fourth Quarter Ended December 31, 2021

Revenue:
• Total revenue was $35.8 million, up 16% compared with the fourth quarter of 2020.
• Product revenue was $19.1 million, up 27% compared with the fourth quarter of 2020.
• Maintenance and professional services revenue was $16.8 million, up 5% compared with the fourth quarter of 2020.

Gross Profit:
• GAAP gross profit was $29.7 million, or 83% of total revenue, compared to $25.6 million in the fourth quarter of 2020, or 83% of total revenue.
• Non-GAAP gross profit was $30.1 million, or 84% of total revenue, compared to $26.1 million in the fourth quarter of 2020, or 84% of total revenue.

Operating Income (Loss):
• GAAP operating loss was $3.1 million, compared to operating loss of $3.5 million in the fourth quarter of 2020.
• Non-GAAP operating income was $0.1 million, compared to non-GAAP operating income of $0.4 million in the fourth quarter of 2020.

Net Loss:
• GAAP net loss was $4.0 million, or a loss of $0.11 per diluted share, compared to a GAAP net loss of $4.4 million, or $0.12 per diluted share, in the fourth quarter of 2020.
• Non-GAAP net loss was $1.6 million, or a loss of $0.04 per diluted share, compared to non-GAAP net loss of $1.0 million, or $0.03 per diluted share, in the fourth quarter of 2020.

Financial Highlights for the Full Year Ended December 31, 2021

Revenue:
• Total revenue was $110.9 million, up 10% compared with 2020.
• Product revenue was $46.6 million, up 20% compared with 2020.
• Maintenance and professional services revenue was $64.4 million, up 4% compared with 2020.

Gross Profit:
• GAAP gross profit was $87.8 million, or 79% of total revenue, compared to $80.6 million in 2020, or 80% of total revenue.
•       Non-GAAP gross profit was $89.6 million, or 81% of total revenue, compared to $82.6 million in 2020, or 82% of total revenue.

Operating Loss:
•      GAAP operating loss was $36.3 million, compared to operating loss of $33.9 million in 2020.
•      Non-GAAP operating loss was $22.4 million, compared to non-GAAP operating loss of $18.5 million in 2020.

Net Loss:
• GAAP net loss was $36.9 million, or a loss of $0.99 per diluted share, compared to GAAP net loss of $35.4 million, or $0.99 per diluted share, in 2020.
• Non-GAAP net loss was $25.8 million, or a loss of $0.69 per diluted share, compared to non-GAAP net loss of $20.6 million, or $0.58 per diluted share, in 2020.

Balance Sheet and Cash Flow:
•      Cash flow used in operating activities during the twelve months ended December 31, 2021 was $14.2 million, compared to cash flow used in operating activities of $17.4 million during the twelve months ended December 31, 2020.

• Total cash, cash equivalents, restricted cash and marketable securities as of December 31, 2021 were $89.4 million, compared to $104.0 million as of December 31, 2020.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and twelve months ended December 31, 2021 and 2020. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•       Introduced Security Policy Builder App to Marketplace which automates the design of corporate security access policies across the hybrid environment, reducing complexity and time for organizations.
•       Tufin Orchestration Suite Named Best Network Security Solution by the 2021 Tech Ascension Awards.
•       Extended Security Policy Management Leadership to SASE which provides unified visibility and simplified policy management for cloud-enabled organizations.
•       Named Policy Management Solution of the Year by CyberSecurity Breakthrough Awards.
•       Signed largest deal in the past three years.

Business Outlook

Based on information available as of February 10, 2022, Tufin is issuing guidance as indicated below:

First Quarter 2022:

• Total revenue between $23.0 and $27.0 million.
• Non-GAAP operating loss between $11.5 and $8.1 million.

Full Year 2022:

• Total revenue between $123.0 and $129.0 million.
• Non-GAAP operating loss between $28.9 and $23.8 million.

Conference Call Information

In conjunction with this announcement, the Company will host a conference call today, February 10, 2022, at 8:00 a.m. Eastern Time. To participate in the call, please dial 877-407-2988 in the U.S. or 201-389-0923 for international participants and enter Conference ID# 13726295. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com.

Following the conference call, an archive of the webcast will be available on the investor relations section of the Company website three hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•
We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries allow for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of the novel coronavirus (“COVID-19”) on the budgets of our clients and on economic conditions generally; successful management of our business model, as well as current and future growth, particularly with respect to our plans to transition to a subscription-based business model over time; political conditions and economic downturns, particularly in the areas where we operate; compliance, managerial and regulatory risks associated with international sales and operations; our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spending; our expectations for growth in certain key verticals and geographic regions and our intention to expand internationally; our ability to maintain effective internal controls over financial reporting; our expectations concerning seasonality and the predictability of our sales cycle; our expectations regarding customer relationships developed by our hybrid sales model; our expectations regarding customer relationships, including our ability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; our ability to compete and increase positive market awareness of our brand; our ability to align future and past performance by generating sufficient revenue; the compatibility of our offerings with the existing technologies of our customers; plans to deploy additional cloud-based subscription products over time; reliance on certain products and customers to generate large portions of our revenue, as well as reliance on a single third-party manufacture to fulfill certain orders; our intention to make further investments in our products, including the Tufin Orchestration Suite; our expectations regarding sales of our newest business product, SecureCloud, as well as sales driven by channel partners and technology alliance partners through joint selling efforts; out dependence on a single manufacturer to fulfill certain software license orders; the effect of cybersecurity threats or attacks on our technologies, products or services; real or perceived shortcomings, defects or vulnerabilities in our solutions or internal network system; compliance with laws, regulations and requirements in the jurisdictions where we operate; expectations regarding the outcome of current litigation; ability to protect and defend our intellectual property rights; effectively managing, investing in, growing and maintaining key personnel; growth in the enterprise security and network management product markets; volatility of our share price and trading market activity; impact of being incorporated and located in Israel; expectations regarding our tax classifications; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	58,449	44,439

Marketable Securities - short term	19,586	18,177
Accounts receivable (net of allowance for credit losses of $85 on December 31, 2020 and December 31, 2021)	16,674	19,156
Prepaid expenses and other current assets	7,159	8,765
Total current assets	101,868	90,537
NON-CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,251
Marketable Securities - long term	22,705	23,514
Property and equipment, net	4,502	5,007
Operating lease assets	18,802	16,457
Deferred costs	6,348	8,728
Deferred tax assets	1,346	2,533
Other non-current assets	1,512	1,366
Total non-current assets	58,483	60,856
Total assets	160,351	151,393

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	December 31,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	4,147	5,191
Employee and payroll accrued expenses	17,985	21,123
Other accounts payable	578	677
Operating lease liabilities – current	3,185	3,437
Deferred revenues	24,940	28,386
Total current liabilities	50,835	58,814
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	18,740
Non-current operating lease liabilities	20,240	17,837
Other non-current liabilities	1,282	1,681
Total non-current liabilities	34,337	38,258
Total liabilities	85,172	97,072
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and December 31, 2021; 35,972,470 and 37,851,120 shares issued and outstanding at December 31, 2020 and December 31, 2021;	148	157
Additional paid-in capital	178,864	195,041
Accumulated other comprehensive income (loss)	5	(113)
Accumulated deficit	(103,838)	(140,764)
TOTAL SHAREHOLDERS’ EQUITY	75,179	54,321
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	160,351	151,393

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Revenues:
Product	14,985	19,081	38,690	46,593
Maintenance and professional services	15,967	16,755	62,144	64,356
Total revenues	30,952	35,836	100,834	110,949
Cost of revenues:
Product	1,204	1,116	2,940	3,291
Maintenance and professional services	4,150	4,984	17,307	19,821
Total cost of revenues	5,354	6,100	20,247	23,112
Gross profit	25,598	29,736	80,587	87,837
Operating expenses:
Research and development	8,696	9,856	34,978	39,584
Sales and marketing	15,031	16,691	59,484	60,378
General and administrative	5,332	6,291	20,050	24,204
Total operating expenses	29,059	32,838	114,512	124,166
Operating loss	(3,461)	(3,102)	(33,925)	(36,329)
Financial income (expense), net	(562)	(478)	114	(1,104)
Loss before taxes on income	(4,023)	(3,580)	(33,811)	(37,433)
Taxes on income	(379)	(452)	(1,595)	507
Net loss	(4,402)	(4,032)	(35,406)	(36,926)
Basic and diluted net loss per ordinary share	(0.12)	(0.11)	(0.99)	(0.99)
Weighted average number of shares used in computing net loss per ordinary share- basic and diluted	35,833	37,807	35,674	37,180

Share-based Compensation Expense:
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Cost of revenues	488	358	2,024	1,812
Research and development	1,010	659	4,437	3,867
Sales and marketing	1,308	1,035	4,635	3,772
General and administrative	1,035	1,130	3,929	4,445
Total share-based compensation expense	3,841	3,182	15,025	13,896

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Year Ended
	December 31,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(35,406)	(36,926)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,523	1,904
Share-based compensation	15,025	13,896
Amortization of premium and accretion of discount on marketable securities, net	95	308
Exchange rate differences on cash, cash equivalents and restricted cash	(1,146)	179

Change in operating assets and liabilities items:
Accounts receivable, net	(452)	(2,482)
Prepaid expenses and other current assets	(2,640)	(2,174)
Deferred costs	(665)	(2,344)
Deferred taxes	313	(1,187)
Other non-current assets	62	146
Accounts payable	(247)	1,044
Employee and payroll accrued expenses	3,275	3,627
Other accounts payable and non-current liabilities	(416)	202
Net change in operating lease accounts	1,048	194
Deferred revenues	2,192	9,371
Net cash used in operating activities	(17,439)	(14,242)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,070)	(1,678)
Investment in marketable securities	(44,381)	(29,227)
Proceeds from maturities of marketable securities	2,069	29,414

Net cash used in investing activities	(44,382)	(1,491)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	1,376	2,374
Changes in proceeds from withholdings related to stock plans	(713)	(489)

Net cash provided by financing activities	663	1,885
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,146	(179)

DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(60,012)	(14,027)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	121,729	61,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	61,717	47,690

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Gross profit	25,598	29,736	80,587	87,837
Plus:
Share-based compensation	488	358	2,024	1,812
Non-GAAP gross profit	26,086	30,094	82,611	89,649

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Operating loss	(3,461)	(3,102)	(33,925)	(36,329)
Plus:
Share-based compensation	3,841	3,182	15,025	13,896
Shelf registration costs	-	-	126	-
One-time reorganization charges	-	-	322	-
	-	-	-	-
Non-GAAP Operating income (loss)	380	80	(18,452)	(22,433)

Reconciliation of Net Loss to Non-GAAP Net Loss:
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2020	2021
Net loss	(4,402)	(4,032)	(35,406)	(36,926)
Plus:
Share-based compensation	3,841	3,182	15,025	13,896
Shelf registration costs	-	-	126	-
One-time reorganization charges	-	-	322	-
Taxes on income related to non-GAAP adjustments	(416)	(713)	(701)	(2,790)
Non-GAAP Net loss	(977)	(1,563)	(20,634)	(25,820)

Non-GAAP net loss per share - basic and diluted	(0.03)	(0.04)	(0.58)	(0.69)

Weighted average number of shares – basic and diluted	35,833	37,807	35,674	37,180